REGAL-BELOIT CORPORATION
200 State Street
Beloit, Wisconsin  53511

June 14, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	Regal-Beloit Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 8-K
Filed May 2, 2012
File No. 001-07283

Ladies and Gentlemen:

Regal-Beloit Corporation (the “Company”), a Wisconsin corporation (File No. 001-07283), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 16, 2012, with respect to the above-referenced filings (the “Filings”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings.

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings.

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, REGAL-BELOIT CORPORATION By: /s/ Mark J. Gliebe Mark J. Gliebe Chairman and Chief Executive Officer